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                                                                  EXHIBIT (G)(2)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                           N AND FOR NEW CASTLE COUNTY


---------------------------------
MARY D. ANDRA,                   )
                                 )
                Plaintiff,       )
           v.                    )
                                 )         Civil Action No. 17154
SAMUEL R. BLOUNT,                )
TIMOTHY M. LEROY,                )                  AMENDED
T. MORRIS HACKNEY,               )         CLASS ACTION COMPLAINT
JAMES M. SCOTT, and              )
REESE H. MCKINNEY, JR.           )
MEADOWCRAFT, INC.,               )
and MWI ACQUISITION CO.,         )
                                 )
                Defendants.      )
---------------------------------)

           Plaintiff alleges, on information and belief, except paragraph 1 which is alleged on personal knowledge, as follows:

                                   THE PARTIES

         1. Plaintiff is and was at all times relevant to this action the owner of shares of Meadowcraft, Inc. ("Meadowcraft" or "the Company") common stock.

         2. Meadowcraft, a corporation organized and existing under the laws of the state of Delaware, is the leading domestic producer of casual outdoor furniture and is the


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largest manufacturer of wrought iron furniture in the United States. As of April
9, 1999, Meadowcraft had approximately 19.7 million shares of common stock outstanding.

         3. Defendant Samuel R. Blount ("Blount") is and was at all relevant times Chairman of the Board and a director of Meadowcraft since 1985. Blount is also the 73% controlling stockholder of Meadowcraft, having sole voting power over 14,407,716 shares. A member of Blount's family, Mary M. Blount, beneficially owns 800,000 shares, representing 4.1% but shares voting and disposition powers with Samuel R. Blount through SRB-MWI, LLC.

         4. Defendant Timothy M. LeRoy ("LeRoy") is and has been President and a director of Meadowcraft since March 23, 1999. Prior to becoming President, LeRoy had been Vice President of sales and marketing for Meadowcraft since 1991.

         5. Defendant T. Morris Hackney ("Hackney") is and was at all relevant times a director of Meadowcraft since at least November 25, 1997, and the Chairman of Citation Corporation, a metal component supplier located in Birmingham, Alabama. Hackney owns no shares of Meadowcraft stock. A company in which Hackney owns a 40% interest leases to Meadowcraft the property on which Meadowcraft's Birmingham manufacturing facility is located. Hackney receives indirectly approximately $11,800 per month of the rental payments made by Meadowcraft to the lessor.

         6. Defendant James M. Scott ("Scott") is and was at all relevant times a director of Meadowcraft since at least November 25, 1997, and a partner in the



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Montgomery law firm of Capell, Howard, Knabe and Cobbs, P.A. Scott and his law
firm have provided tax and business advice to Blount and Blount, Inc., who are clients of the firm. Scott owns 3,000 shares of Meadowcraft stock.

         7. Defendant Reese H. McKinney, Jr., ("McKinney") is and was at all relevant times a director of Meadowcraft since at least November 25, 1997. McKinney owns 1,000 shares of Meadowcraft stock.

         8. The officers and directors of Meadowcraft, referred to in paragraphs 3-7 (collectively the "Individual Defendants"), owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other Meadowcraft public stockholders.

                            CLASS ACTION ALLEGATIONS

         9. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of herself and all other shareholders of the Company (except the defendants herein and any persons, firms, trust, corporations, or other entities related to or affiliated with them) and their successors in interest, who are or will be harmed by reason of the conduct of defendants described herein (the "Class").

         10. This Action is properly maintainable as a class action for the following reasons:

                  a. the Class is so numerous that joinder of all members is impracticable. There are over 3.4 million Meadowcraft shares publicly traded. There



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                           are hundreds of holders of Meadowcraft common stock
                           who are members of the Class.

                  b. there are questions of law and fact which are common to the class and which predominate over questions affecting any individual class members. The common questions include, inter alia, the following:

                           i. Whether defendants have breached or are breaching their fiduciary duties to the class; and

                           ii. Whether plaintiff and the other members of the class would be irreparably damaged were defendants not enjoined from effecting the transaction described herein.

                  c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be injured alike by defendants' actions.

                  d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

                             SUBSTANTIVE ALLEGATIONS

         11. In November 1997, Meadowcraft became a publicly-traded company listed on the New York Stock Exchange ("NYSE") after having sold over 3,700,000 shares in an initial public offering ("IPO") at $13.00 per share, raising over $44 million in



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additional paid in capital. According to the IPO Prospectus, the proceeds of the
IPO would be used, and were used, to pay approximately $32.7 million to the existing shareholders of Meadowcraft and the balance for capital expenditures. Prior to the IPO, Blount owned 90% of the shares of Meadowcraft. After the IPO, Meadowcraft converted from a Subchapter S corporation to a Subchapter C corporation under the Internal Revenue Code. In essence, Blount sold a portion of his Meadowcraft stock to public investors for $13.00 per share.

         12. In connection with the IPO, Meadowcraft and Blount represented, among other things, that Meadowcraft had enjoyed increasing profitability, that Meadowcraft was an "innovator in the design, manufacturing, distribution and marketing of moderately priced, quality wrought iron furniture;" that its "net sales have grown from $50.5 million in fiscal 1991 to $141.9 million in fiscal 1997 while pro forma net income has increased from $1.2 million to $15.9 million over the same period;" that Meadowcraft had net income of $16.7 million "[f]or Seasonal 1997;" that Meadowcraft's growth and "strong market position" is attributable to its "ability to produce quality" products with "broad consumer appeal," its "advanced manufacturing and distribution facilities and computerized inventory tracking;" and its "excellent relationships with its mass market retail customers."

         13. It was also represented that Meadowcraft's sales are very seasonal. Historically, approximately 50% of the net sales have been realized in the quarter ended



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on the last day of April, while only about 5% of the company's sales have occurred in the quarter ended on the last day of October. Meadowcraft historically has experienced losses for the quarter ended on October 31, as the company resumes production in September to build inventory for the spring selling season.

         14. After the IPO, Meadowcraft changed its financial reporting year from a fiscal year ending on the Saturday closest to the last day of April to a fiscal year ending on July 31. As a result, Meadowcraft's two down quarters became the first fiscal quarter ending October 31 and the second fiscal quarter ending January 31. And its best fiscal quarter became the third fiscal quarter ending on April 30.

         15. Not surprisingly, in light of the seasonality of its business, Meadowcraft reported losses for the first and second fiscal quarters of 1999, ending in October 1998 and January 1999 respectively. After these reported losses, Meadowcraft's publicly traded shares plummeted to approximately $8 per share in November 1998 and as low as $4 per share in March 1999.

         16. On March 10, 1999, Meadowcraft disclosed that for the second quarter ended January 31, 1999, the Company had incurred higher professional fees "in connection with merger negotiations with a large New York Stock Exchange listed company that were terminated during the quarter."

         17. In connection with those merger negotiations, on November 10, 1998, Meadowcraft formed a special committee of defendants Hackney, Scott and McKinney.



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The special committee then engaged Interstate/Johnson Lane Corporation (a predecessor of Wachovia Securities), an investment banking firm, as its financial advisor. That investment banking firm assisted the special committee in determining a range of fair values for Meadowcraft's shares. It also analyzed the fairness of the potential acquiror's offer of $16 per share in cash for the public stockholders' shares and $13 per share in cash plus an earn-out of up to an additional $3 per share for the common stock owned by Blount and the then Chief Operating Officer of Meadowcraft, William J. McCanna.

         18. After it was announced in March 1999 that the negotiations with the potential acquiror were terminated during the second quarter, Meadowcraft's Chief Financial Officer, Steven Braswell, admitted that the financial advisor engaged by the special committee had opined during the negotiations in November and December 1998 that the fair value of Meadowcraft's outstanding shares was very near the 52 week trading high of the stock, which was $17 1/8 per share.

         19. Before the end of the Meadowcraft's historically good third quarter, Blount took advantage of the Company's seasonality and the market's negative reaction thereto. On April 9, 1999, Blount offered to purchase the 27% of the shares of Meadowcraft he did not own for $8 cash per share in a cash-out merger transaction. In short, Blount offered to buy back $8 per share stock he had sold to the public for $13 per share just seventeen months earlier. Blount further advised Meadowcraft's board that he was not interested in selling his Meadowcraft shares.



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         20.      The proposed acquisition price of $8 per share did not, of course, take into account the Company's increased or seasonal earnings prospects and potential. In fact, Blount timed this transaction to capture Meadowcraft's future and seasonal prospects and potential and use it for his own ends without paying an adequate or fair price for Meadowcraft's public shares.

         21. Blount is in an obvious position of control and power over Meadowcraft and has access to internal financial information about Meadowcraft, its true value, expected increase in true value and the benefits of 100% ownership of Meadowcraft to which plaintiff and the Class members are not privy. Blount is using his position of power and control to benefit himself in this transaction, to the detriment of the Meadowcraft public stockholders.

         22. The proposed acquisition by Blount undervalues Meadowcraft common stock by ignoring the full value of its assets and future prospects. The proposed buyout consideration does not reflect the fair value of Meadowcraft's valuable assets and business.

         23. Blount timed the announcement of the proposed buyout (before the typically good third quarter results were realized and disclosed) to place an artificial lid on the market price of Meadowcraft's common stock in order to justify a price which is unfair to Meadowcraft public stockholders.



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         24.      In a press release issued on April 9, 1999, Meadowcraft
announced that it had formed a special committee of three (3) "independent directors to evaluate the buy-out proposal made by . . . Blount." The special committee was composed of the same three directors -- Hackney, Scott and McKinney -- who had evaluated and considered the blended $16 per share and $13 per share cash plus $3 earn out offer made in November and December 1998 by the unidentified third party company described in paragraph 17 above. The press release did not disclose that each of the purportedly "independent directors" had been hand picked by Blount to serve as directors at the time of the IPO. All of them are longtime, intimate colleagues of Blount through business and social relationships (for example, Scott or his law firm is Blount's personal lawyer; Hackney, the chairman of the committee, has a continuing financial interest in a lease with the Company.) None of them would take any action or position contrary to Blount's wishes and interests. They are incapable of representing Meadowcraft's public shareholders in any dealings with Blount.

         25. The April 9 press release did not disclose the seasonality of Meadowcraft's business and, in turn, its stock price performance. The press release also noted that Blount had advised the board that he had no interest in selling his own shares.

         26. After the close of business on May 13, 1999, defendants announced that the Meadowcraft board, based on the recommendation of the special committee, had agreed to a cash-out merger in which Blount would pay $10 cash per share for each of the over



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5.3 million shares he did not already own. The cash-out merger would be effectuated by means of a tender offer by Blount's company, defendant MWI Acquisition Co., a wholly-owned subsidiary of SRB-MWI, LLC. In the event a shareholder did not tender, he or she would nevertheless be cashed-out in the ensuing merger at $10 cash per share. The merger would permit, however, dissenters' rights and appraisal for any shareholder who perfected his or her appraisal rights. Thus, although the tender offer would be entirely coercive, a shareholder could still seek appraisal by awaiting the second step merger.

         27. On or about May 19, 1999, defendants filed with the Securities and Exchange Commission ("SEC") tender offer documents on SEC Schedules 14D-1 and 14D-9 and supplemental materials on a Schedule 13E-3 Transaction Statement (collectively "the Tender Offer Documents"). The Company's filing on Schedule 14D-9 merely incorporates by reference in disclosures contained in the offeror's
Schedule 14D-1 and the Offer to Purchase disseminated to Meadowcraft's public shareholders.

         28. In the Tender Offer Documents, defendants disclose that the special committee had retained the same investment banking firm, Wachovia Securities, to analyze and opine on Blount's cash-out offer as had been retained in connection with the third party proposal in November and December 1998. In particular, defendants describe the potential transaction proposed in November 1998 by the unidentified "large New York Stock Exchange, Inc. (`NYSE') listed company." The description also discloses that the special committee considering the proposed transaction had engaged



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"Interstate/Johnson Lane Corporation (a predecessor of Wachovia Securities)
 . . . as its financial advisor."

         29. Although the Offer to Purchase describes the terms of the transaction proposed by the third party company in November 1998, it does not disclose the valuation analyses performed by the special committee's financial advisor at that time, the same advisor who has issued a fairness opinion on the $10 per share cash-out merger agreed to between Meadowcraft and Blount.

         30. Instead, the Offer to Purchase discloses only that "[d]uring November and December of 1998, representatives of the Company and the special committee engaged in negotiations with the proposed acquiror and regularly informed the special committee of the progress of the negotiations."

         31. The Tender Offer Documents state, without any explanation, that the unidentified potential acquiror advised the Company in the first week of January 1999 that it did not believe the parties could reach a definitive agreement and that it was therefore terminating the negotiations. The Tender Offer Documents do not reveal the reasons for the potential acquiror's conclusion.

         32. Representatives of the financial advisor, Wachovia Securities, were among the negotiators with the potential acquiror in November and December 1998 and had prepared valuation analyses and a fairness valuation at that time valuing the shares of Meadowcraft in excess of $16 per share.



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         33.      Despite these prior valuation analyses, none of the Tender
Offer Documents discloses the previous analyses by the same financial advisor who has issued a fairness opinion supporting the $10 per share buy-out by Blount. Nor do the Tender Offer Documents disclose or explain any basis for a different fairness valuation in November and December 1998 from the fairness opinion Wachovia Securities issued as of May 13, 1999. The Company's financial results in the first two quarters of fiscal 1999 do not themselves explain the dramatic difference in valuations, as the first two fiscal quarters of Meadowcraft's fiscal years are typically poor, as was expressly stated in the prospectus for the Company's November 1997 IPO.

         34. The failure to disclose the earlier valuations and fairness opinion by Wachovia Securities is an omission of material facts in connection with the present tender offer. In deciding whether to tender at $10 per share or to dissent and seek appraisal, a reasonable shareholder would consider highly significant a fairness valuation by the same financial advisor and special committee of about $17 per share just six months earlier. Such a disclosure not only would cast doubt on the reliability of the present fairness opinion but also would indicate that an appraisal proceeding was likely to result in a higher per share valuation.

         35. Likewise, a reasonable shareholder would consider material the reasons why the unidentified third-party offeror in January 1999 believed the parties could not reach a




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definitive agreement, particularly if the reasons did not implicate
Meadowcraft's financial performance and prospects.

         36. Defendants also fail to disclose any information about the reasons for and circumstances surrounding the retirement of William J. McCanna as President, Chief Operating Officer and a director of Meadowcraft on March 23, 1999. The timing of Mr. McCanna's retirement is especially provocative, coming shortly before Blount proposed buy-out of the Meadowcraft shares he did not own. At the time, McCanna was the largest shareholder, owning about 8% of Meadowcraft's shares, next to Blount. With no disclosure by defendants, shareholders are forced to speculate as to why a most senior member of Meadowcraft's management and a large shareholder would retire two weeks before Blount announced his low-ball buy-out proposal.

         37. Because the Tender Offer Documents omit material facts concerning and bearing on (a) the reliability of Wachovia's fairness opinion including; (i) the changes, if any, in Meadowcraft's business and projections since November and December 1998; (ii) the changes, if any, in Meadowcraft's expected financial performance since November and December 1998; and (iii) the changes, if any, in assumed discount rates for appropriate cash flow analyses since November and December 1998; or (b) the termination of negotiations with the potential acquirer in November and December 1998; or (c) McCanna's retirement, defendants have breached their duty of disclosure to Meadowcraft's public shareholders.



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         38.      As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will be deprived of the ability to make an informed choice between tendering or seeking appraisal in the second-step merger. The omission of the information described above deprives shareholders of essential information about the merits of seeking appraisal and the likelihood that such a proceeding would result in a materially higher per share payment for the shares. As a result, plaintiff and the members of the Class will not receive their fair portion of the value of Meadowcraft assets and business and will be prevented from obtaining the fair value of their equity ownership of the Company. Unless the proposed buy-out is enjoined by the Court, Blount, with the acquiescence of the other individual Defendants, will continue to breach his fiduciary duties owed to plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

         39. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff prays for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

         B. Preliminary and permanently enjoining defendants and their counsel, agents, employees and all persons action under, in concert with, or for them, from proceeding with, consummating or closing the transactions complained of herein;



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         C.       Directing defendants to disseminate corrective disclosure
documents to class members;

         D. In the event the proposed buyout is consummated, rescinding it and setting it aside;

         E. Awarding the Class compensatory and/or rescissory damages against defendants, individually and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

         F. Awarding plaintiff her costs and disbursements, including a reasonable allowance for plaintiff's counsel fees and experts' fees; and























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         G.       Granting such other and further relief as to the Court may seem just and proper.

                                             ROSENTHAL, MONHAIT, GROSS &
                                              GODDESS, P.A.


                                        By:  /s/ [Signature Illegible]
                                             --------------------------------
                                             Suite 1401, Mellon Bank Center
                                             P.O. Box 1070
                                             Wilmington, DE 19899-1070
                                             (302) 656-4433
                                             Attorneys for Plaintiff


OF COUNSEL:
DONOVAN MILLER LLC
Ann Miller
Michael D. Donovan
1608 Walnut Street, Suite 1400
Philadelphia, PA 19103
(215) 732-6020

Edward E. Angwin, Esquire
Southeast Legal Group LLC
1920 Huntington Road
Birmingham, Alabama 35209


















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